Copa Holdings to Present at the Raymond James 2011 Global Airline Conference

PANAMA CITY, Jan. 31, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), has been invited to present at the Raymond James Global Airline Conference.  Raymond James will offer a live audio webcast of the presentation, and a link to the webcast will be available on Copa Airlines website.  Details of the audio webcast are as follows:

Date:	Thursday, February 3, 2010
Time:	11:10 a.m. EST
Speakers:	Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Web Address:	http://investor.shareholder.com/copa/events.cfm

Listener should access the website several minutes prior to the scheduled start time, allowing sufficient time to register and download and install any necessary software.

Copa Holdings, through its Copa Airlines and Copa Airlines Colombia operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 46 destinations in 25 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Copa Airlines Colombia provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Copa Colombia has international flights from Colombia to Caracas, Guayaquil, Quito, Mexico City, Cancun and Havana. For more information, visit www.copaair.com.

CPA-G

CONTACT:  Joseph Putaturo – Panama, Director-Investor Relations, +011-507-304-2677